Exhibit 99.1

Zenvia Announces Plan to Voluntary Delist from the Nasdaq Capital Market and Deregister with the U.S. Securities and Exchange Commission

São Paulo, February 25, 2026 – Zenvia announces that it has notified the Nasdaq Stock Market LLC (“Nasdaq”) of its decision to voluntarily delist its Class A common shares from the Nasdaq Capital Market and that it intends to submit an application for deregistration with the U.S. Securities and Exchange Commission (“SEC”). Plans regarding the delisting and deregistration are as follows:

1. Reasons for Delisting and Deregistration:

The voluntary decision to delist Zenvia’s Class A common shares from Nasdaq and to cease to be an SEC reporting company was taken following Zenvia’s board of directors review and consideration of a number of factors, including but not limited to, assessing the costs and benefits associated with being a publicly traded company, including the significant accounting, legal and other costs associated with remaining an SEC reporting company and the lack of an active trading market for Zenvia’s securities which limited Zenvia’s ability to rely on the U.S. public capital markets as a source of funding and liquidity. In addition, Zenvia considered the uncertainties of being able to regain and maintain compliance with the Nasdaq requirements for continued listing. On February 18, 2026, Zenvia issued a press release announcing that it had received a written notification from Nasdaq indicating that Zenvia no longer meets the continued listing requirements of maintaining a minimum bid price of US$1.00 per share of the Zenvia’s Class A common shares. There is no assurance that Zenvia will be able to comply with this requirement and if Zenvia fails to regain and maintain compliance with the Nasdaq requirements for continued listing, Nasdaq could take action to delist Zenvia’s Class A common shares involuntarily.

2. Upon delisting from Nasdaq, Zenvia’s Class A common shares will not be listed on any exchange and any trading in Class A common shares would only occur in privately negotiated sales and potentially on an over-the-counter market. There is no guarantee, however, that a broker will make a market in Zenvia’s Class A common shares and that trading thereof will occur on an OTC market or otherwise.

3. Planned schedule for Delisting from Nasdaq and Deregistration with the SEC:

February 25, 2026	Notice of voluntary delisting to NASDAQ.
March 9, 2026 (planned)	Filing of Form 25 with the SEC for delisting of Class A common shares from NASDAQ
March 19, 2026 (planned)	Delisting from NASDAQ to become effective.
March 19, 2026 (planned)	Filing of Form 15 with the SEC for deregistration with the SEC. Suspension of the duty to file reports under the Securities Exchange Act of 1934, as amended (including 20-F and 6-ks) becomes effective immediately upon filing of Form 15.

Zenvia reserves its right in all aspects to postpone or withdraw the above filings prior to their effectiveness; if necessary, Zenvia will make any further announcement as required by the Nasdaq listing standards and other applicable laws.

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Contacts

Investor Relations

Piero Rosatelli

ir@zenvia.com

About ZENVIA

Zenvia (NASDAQ: ZENV) is a technology company that offers end-to-end Artificial Intelligence (AI) solutions for customer experience (CX), enabling businesses to sell more and provide better service across all digital channels, with a particular focus on WhatsApp, Instagram, and TikTok. With 22 years of expertise, over 10,000 clients, and a presence throughout Latin America, Zenvia empowers businesses across all sectors to strengthen their brands, increase sales, and improve customer service. This results in greater operational efficiency, productivity, and outcomes – all in one place. To learn more, visit our website and follow our profiles on LinkedIn, Instagram, TikTok, and YouTube.

Forward-Looking Statements

This current report on Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements were based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," “plan,” "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Zenvia’s control, including those under “Risk Factors” on Zenvia`s annual report on Form 20-F. There may be additional risks that Zenvia currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and Zenvia assumes no obligation to update these forward-looking statements.